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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: Nelson Capital Company

Nelson Jeffrey Leroy

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Pine Street
(No. and Street)

Jamestown	NY	14701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey L. Nelson 716-487-0337
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & McCormick, LLP
(Name – *if individual, state last, first, middle name*)

403 Main Street	Buffalo	NY	14203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey L. Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nelson Capital Company, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeffrey L. Nelson
Signature

Principal
Title

Joanne M. Janson
Notary Public

JOANNE M. JANSON
Notary Public, State of New York
No. 01JA5049076
Qualified in Chautauqua County
Commission Expires Sept. 5, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON CAPITAL COMPANY

CONTENTS

Lumsden &
McCormick, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Jeffrey L. Nelson, Proprietor
Nelson Capital Company
Jamestown, New York

We have audited the accompanying statement of financial condition of Nelson Capital Company as of December 31, 2010, and related statements of income, changes in proprietor's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Proprietor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Capital Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Nelson Capital Company taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lumsden & McCormick, LLP

February 23, 2011

www.lumsdencpa.com 403 Main St., Suite 430 · Buffalo, New York 14203 716-856-3300 · Fax 716-856-2524

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	83
Certificate of deposit - matures March 2011		8,336
	$	8,419
Liabilities and Equity		
Liabilities:		
Accounts payable	$	1,446
Equity:		
Proprietor's capital		6,973
	$	8,419

See accompanying notes.

Statement of Income

For the year ended December 31, 2010

Interest income	$	50
Expenses:		
License and fees		785
Professional fees		1,200
Office and related		50
Total expenses		2,035
Net loss	$	(1,985)

See accompanying notes.

Statement of Changes in Proprietor's Capital

For the year ended December 31, 2010

Proprietor's capital - December 31, 2009	$	**7,003**
Net loss		**(1,985)**
Proprietor contributions		**1,955**
Proprietor's capital - December 31, 2010	$	**6,973**

See accompanying notes.

NELSON CAPITAL COMPANY

Statement of Cash Flows

For the year ended December 31, 2010

Operating activities:	
Net loss	$ (1,985)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Changes in other current assets and current liabilities:	
Accounts payable	99
Net operating activities	(1,886)
Investing activities:	
Certificate of deposit, net	(49)
Financing activities:	
Proprietor contributions	1,955
Net change in cash and cash equivalents	20
Cash and cash equivalents - beginning	63
Cash and cash equivalents - ending	$ 83

See accompanying notes.

1. Summary of Significant Accounting Policies:

Nature of Business:

Nelson Capital Company (the Company) operates for the purpose of selling investment interests in direct participation programs in Chautauqua County, New York, and is registered as a broker-dealer with the Securities and Exchange Commission. The Company operates as a Proprietorship of Jeffrey L. Nelson.

Cash and Cash Equivalents:

Cash and cash equivalents include cash on hand and cash in checking and savings accounts and all short-term investments with original maturities of three months or less. Bank certificates of deposit with original maturities of over three months are reported separately at cost plus accrued interest, which approximates market.

Revenue and Expense Recognition:

The Company uses the accrual basis of accounting, which recognizes revenue when earned and expenses when incurred.

Income Taxes:

The Company is a Proprietorship of Jeffrey L. Nelson. Any tax liability is the responsibility of Jeffrey L. Nelson personally, and no tax provision is necessary in these financial statements.

Net Capital:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company's net capital and required net capital (as defined) were $6,973 and $5,000. The ratio of aggregate indebtedness to net capital was 0.21 to 1.

Use of Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 23, 2011 (the date the financial statements were available to be issued).

Supplementary Information
Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

NET CAPITAL	
NET CAPITAL - Proprietor's capital	$ 6,973
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT Net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
EXCESS NET CAPITAL	$ 1,973
AGGREGATE INDEBTEDNESS TOTAL AGGREGATE INDEBTEDNESS - accounts payable	$ 1,446
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.21 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2010)	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$ 6,973
ADJUSTMENTS MADE SUBSEQUENT TO PREPARATION OF FOCUS REPORT: None	-
NET CAPITAL PER ABOVE	$ 6,973

Lumsden &
McCormick, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Jeffrey L. Nelson, Proprietor
Nelson Capital Company
Jamestown, New York

In planning and performing our audit of the financial statements and additional information of Nelson Capital Company (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

www.lumsdencpa.com 403 Main St., Suite 430 · Buffalo, New York 14203 716-856-3300 · Fax 716-856-2524

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in accordance with the generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Proprietor, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lumsden + McCormick, LLP

February 23, 2011

NELSON CAPITAL COMPANY

Financial Statements and Supplemental Schedule
for the Year Ended December 31, 2010

with

Independent Auditors' Report and
Supplemental Independent Auditors'
Report on Internal Control

....

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT